CONFIDENTIAL

FOR COMMISSION USE ONLY

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION

1830 Route 130 South

Burlington, New Jersey 08016

(609) 387-7800

August 19, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:    James Allegretto

Re:	Burlington Coat Factory Warehouse Corporation
Registration Statement on Form S-4
Filed July 15, 2011
File No. 333-175594

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-175594), as amended (the “Registration Statement”), of Burlington Coat Factory Warehouse Corporation and each of the co-registrants listed on Annex A hereto (collectively, the “Registrants”), registering the offer to exchange up to $450,000,000 aggregate principal amount of 10% Senior Exchange Notes due 2019 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 10% Senior Notes due 2019 (together with the guarantees thereof, the “Outstanding Notes”).

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Joshua Korff or Christopher Kitchen of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4943 or (212) 446-4988, respectively.

Sincerely,

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION

By:	Robert LaPenta, Jr.
Name: Robert LaPenta, Jr.
Title: Vice President and Treasurer

EACH OF THE CO-REGISTRANTS LISTED ON ANNEX A HERETO,

By:	Robert LaPenta, Jr.
Name: Robert LaPenta, Jr.
Title: Vice President and Treasurer

cc:	Joshua N. Korff
Christopher A. Kitchen
Kirkland & Ellis LLP

Annex A

Co-Registrant	Jurisdiction of Organization
Burlington Coat Factory of Alabama, LLC	Alabama

Burlington Coat Factory Realty of Huntsville, LLC	Alabama

Burlington Coat Factory Warehouse of Anchorage, Inc.	Alaska

Burlington Coat Factory Realty of Mesa, Inc.	Arizona

Burlington Coat Factory Realty of Desert Sky, Inc.	Arizona

Burlington Coat Factory of Arizona, LLC	Arizona

Burlington Coat Factory of Arkansas, LLC	Arkansas

Burlington Coat Factory Realty of Dublin, Inc.	California

Burlington Coat Factory Realty of Florin, Inc.	California

Burlington Coat Factory Realty of Ventura, Inc.	California

Baby Depot of California, LLC	California

Burlington Coat Factory of California, LLC	California

Burlington Coat Factory of San Bernardino, LLC	California

MJM Designer Shoes of California, LLC	California

Burlington Coat Factory of Colorado, LLC	Colorado

Burlington Coat Realty of East Windsor, Inc.	Connecticut

Burlington Coat Factory of Connecticut, LLC	Connecticut

Cohoes Fashions of Connecticut, LLC	Connecticut

Burlington Coat Factory of Texas, Inc.	Delaware

C.F.I.C. Corporation	Delaware

Burlington Coat Factory Realty Corp.	Delaware

Burlington Coat Factory of Delaware, LLC	Delaware

MJM Designer Shoes of Delaware, LLC	Delaware

Burlington Coat Factory Investments Holdings, Inc.	Delaware

Burlington Coat Factory of Texas, L.P.	Delaware

Co-Registrant	Jurisdiction of Organization
Burlington Coat Factory Realty of University Square, Inc.	Florida

Burlington Coat Factory Realty of Coral Springs, Inc.	Florida

Burlington Coat Factory Realty of West Colonial, Inc.	Florida

Burlington Coat Factory Realty of Orlando, Inc.	Florida

Burlington Coat Factory Realty of Sarasota, Inc.	Florida

K&T Acquisition Corp.	Florida

Burlington Coat Factory of Florida, LLC	Florida

MJM Designer Shoes of Florida, LLC	Florida

Bee Ridge Plaza, LLC	Florida

Burlington Coat Factory Warehouse of Atlanta, Inc.	Georgia

Burlington Coat Factory Realty of Morrow, Inc.	Georgia

Burlington Coat Factory of Georgia, LLC	Georgia

Burlington Coat Factory of Hawaii, LLC	Hawaii

Burlington Coat Factory of Idaho, LLC	Idaho

Burlington Coat Factory Warehouse of East St. Louis, Inc.	Illinois

Burlington Coat Realty of Gurnee, Inc.	Illinois

Burlington Coat Factory Realty of Bloomingdale, Inc.	Illinois

Burlington Coat Factory Realty of River Oaks, Inc.	Illinois

Burlington Coat Factory of Illinois, LLC	Illinois

Burlington Coat Factory Realty of Greenwood, Inc.	Indiana

Burlington Coat Factory of Indiana, LLC	Indiana

Burlington Coat Factory of Iowa, LLC	Iowa

Burlington Coat Factory of Kansas, LLC	Kansas

Burlington Coat Factory of Kentucky, Inc.	Kentucky

Burlington Coat Factory of Louisiana, LLC	Louisiana

Burlington Coat Factory of Maine, LLC	Maine

Burlington Coat Factory of Maryland, LLC	Maryland

Co-Registrant	Jurisdiction of Organization
Burlington Coat Factory Realty of North Attleboro, Inc.	Massachusetts

Burlington Coat Factory of Massachusetts, LLC	Massachusetts

Cohoes Fashions of Massachusetts, LLC	Massachusetts

Burlington Coat Factory Warehouse of Detroit, Inc.	Michigan

Burlington Coat Factory Warehouse of Grand Rapids, Inc.	Michigan

Burlington Coat Factory Warehouse of Redford, Inc.	Michigan

Burlington Coat Factory of Michigan, LLC	Michigan

Burlington Coat Factory of Minnesota, LLC	Minnesota

Burlington Coat Factory of Mississippi, LLC	Mississippi

Burlington Coat Factory Realty of Des Peres, Inc.	Missouri

Burlington Coat Factory of Missouri, LLC	Missouri

Burlington Coat Factory of Montana, LLC	Montana

Burlington Coat Factory of Nebraska, LLC	Nebraska

Burlington Coat Realty of Las Vegas, Inc.	Nevada

Burlington Coat Factory of Nevada, LLC	Nevada

Burlington Coat Factory of New Hampshire, LLC	New Hampshire

Burlington Coat Factory Direct Corporation	New Jersey

Burlington Coat Factory Warehouse of Edgewater Park, Inc.	New Jersey

Burlington Coat Factory Warehouse of New Jersey, Inc.	New Jersey

MJM Designer Shoes of Moorestown, Inc.	New Jersey

Super Baby Depot of Moorestown, Inc.	New Jersey

Burlington Coat Factory Realty of Edgewater Park, Inc.	New Jersey

Burlington Coat Factory Realty of Paramus, Inc.	New Jersey

Burlington Coat Factory Realty of Pinebrook, Inc.	New Jersey

Burlington Coat Factory Warehouse of Edgewater Park Urban Renewal Corp.	New Jersey

Burlington Coat Factory of New Jersey, LLC	New Jersey

Co-Registrant	Jurisdiction of Organization
Cohoes Fashions of New Jersey, LLC	New Jersey

MJM Designer Shoes of New Jersey, LLC	New Jersey

Burlington Coat Factory of New Mexico, LLC	New Mexico

LC Acquisition Corp.	New York

Georgetown Fashions Inc.	New York

Monroe G. Milstein, Inc.	New York

Burlington Coat Factory Realty of Yonkers, Inc.	New York

Burlington Coat Factory of New York, LLC	New York

Cohoes Fashions of New York, LLC	New York

MJM Designer Shoes of New York, LLC	New York

Burlington Coat Factory of North Carolina, LLC	North Carolina

Burlington Coat Factory of North Dakota, LLC	North Dakota

Burlington Coat Factory Warehouse of Cleveland, Inc.	Ohio

Burlington Coat Factory of Ohio, LLC	Ohio

Burlington Coat Factory Realty of Tulsa, Inc.	Oklahoma

Burlington Coat Factory of Oklahoma, LLC	Oklahoma

Burlington Coat Factory of Oregon, LLC	Oregon

Burlington Coat Factory Warehouse Inc.	Pennsylvania

Burlington Coat Factory Warehouse of Cheltenham, Inc.	Pennsylvania

Burlington Coat Factory Warehouse of Langhorne, Inc.	Pennsylvania

Burlington Coat Factory Warehouse of Montgomeryville, Inc.	Pennsylvania

Burlington Coat Factory Realty of West Mifflin, Inc.	Pennsylvania

Burlington Coat Factory Realty of Langhorne, Inc.	Pennsylvania

Burlington Coat Factory Realty of Whitehall, Inc.	Pennsylvania

Burlington Factory Warehouse of Reading, Inc.	Pennsylvania

Burlington Coat Factory Warehouse of Bristol, LLC	Pennsylvania

Burlington Coat Factory of Pennsylvania, LLC	Pennsylvania

Co-Registrant	Jurisdiction of Organization
MJM Designer Shoes of Pennsylvania, LLC	Pennsylvania

Burlington Coat Factory of Puerto Rico, LLC	Puerto Rico

Cohoes Fashions of Cranston, Inc.	Rhode Island

Burlington Coat Factory of Rhode Island, LLC	Rhode Island

Burlington Coat Factory Warehouse of Charleston, Inc.	South Carolina

Burlington Coat Factory of South Carolina, LLC	South Carolina

Burlington Coat Factory of South Dakota, LLC	South Dakota

Burlington Coat Factory Warehouse of Hickory Commons, Inc.	Tennessee

Burlington Coat Factory Warehouse of Memphis, Inc.	Tennessee

Burlington Coat Factory Warehouse of Shelby, Inc.	Tennessee

Burlington Coat Factory Realty of Memphis, Inc.	Tennessee

Burlington Coat Realty of Plano, Inc.	Texas

Burlington Coat Factory Warehouse of Baytown, Inc.	Texas

M J M Designer Shoes of Texas, Inc.	Texas

Burlington Coat Realty of Houston, Inc.	Texas

Burlington Coat Factory Realty of Westmoreland, Inc.	Texas

Burlington Coat Factory Realty of Bellaire, Inc.	Texas

Burlington Coat Factory Realty of El Paso, Inc.	Texas

Burlington Coat Factory of Utah, LLC	Utah

Burlington Coat Factory of Vermont, LLC	Vermont

BCF Cards, Inc.	Virginia

Burlington Coat Factory Warehouse of Coliseum, Inc.	Virginia

Burlington Coat Realty of Potomac, Inc.	Virginia

Burlington Coat Factory Realty of Fairfax, Inc.	Virginia

Burlington Coat Factory Realty of Coliseum, Inc.	Virginia

Burlington Coat Factory of Virginia, LLC	Virginia

Burlington Coat Factory of Pocono Crossing, LLC	Virginia

Co-Registrant	Jurisdiction of Organization
Burlington Coat Factory Realty of Franklin, Inc.	Washington

Burlington Coat Factory of Washington, LLC	Washington

Burlington Coat Factory of West Virginia, LLC	West Virginia

Burlington Coat Factory of Wisconsin, LLC	Wisconsin